Patriot National Bancorp, Inc.

900 Bedford Street

Stamford, CT 06901

May 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	Patriot National Bancorp, Inc. Registration Statement on Form S-3
File No. 333-287283

Acceleration Request
Requested Date: Thursday, May 22, 2025
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Patriot National Bancorp, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on May 22, 2025, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Yelena Barychev of Blank Rome LLP at (215) 569-5737. Please also contact her should you have any questions.

Very truly yours, PATRIOT NATIONAL BANCORP, INC.

/s/ Steven Sugarman
Steven Sugarman
President

cc:	Yelena Barychev, Esq.
Blank Rome LLP